Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

The following is the script of the conference call with investors on October 2, 2002:

Melanie Mock:

Good morning, and welcome to Equinix’s conference call. The matters discussed on this call contain “forward-looking statements” concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the respective businesses in the proposed combination will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers.

The matters discussed in this conference call also involve risk and uncertainties described from time to time in Equinix’s filings with the SEC. In particular, see Equinix’s quarterly and annual reports filed with the SEC. These documents can be obtained off the web at freeedgar.com or sec.gov.

All forward-looking statements are current only as of the date on which such statements were made and Equinix does not assume any obligation to update the forward-looking information contained in this call.

With us today are Peter Van Camp, Equinix’s chief executive officer and Renee Lanam, Equinix’s chief financial officer.

At this time, I’ll turn the call over to Peter.

Thank you, Melanie.

Good morning everyone.

Today, I am very pleased to announce a significant development for Equinix. As you may have seen in this morning’s press release, the company has entered into definitive agreements that will bring an expansion into Asia, a substantial new investment, and a significant reduction in the company’s outstanding debt.

As all of us understood, an imperative for the company has been to fix its balance sheet. What’s so exciting about today’s news is that we have achieved this — and a great deal more.

Let me outline the highlights of this deal:

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First, we announced a strategic merger whereby Equinix will integrate the businesses of two leading Asia-Pacific Internet infrastructure companies to form the largest, global network-neutral Internet exchange services company.

•	Second, we announced a $30 million investment in the company by Singapore Technologies Telemedia.

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Third, in connection with this investment, we also announced plans to substantially de-leverage the business by retiring more than $130 million in debt, including approximately 80% of our outstanding Senior Notes, through a combination of cash and equity, and a further reduction of the credit facility.

I will provide more detail on the merger and what it means for customers and shareholders in a moment, but first I would like to go into the specifics of the significant retirement of debt we will complete on closing these agreements.

Equinix has received $30 million in new cash via a strategic investment from Singapore’s ST Telemedia, the wholly-owned, IP, wireless and telecom subsidiary of the Singapore Technologies Group, a $5 billion multi-national company.

As has been clear to all customers and shareholders, an essential step in the future of the company was the reduction of its debt obligations. Delivering on this commitment, upon closing this transaction, we will retire more than $130 million in debt, including a significant portion of Senior Notes and a paydown of the credit facility through a combination of cash and equity.

These financial transactions, combined with the merger, result in a solid financial position and a healthy balance sheet for future growth.

PAUSE

Now let’s talk about what we are creating through this merger.

As announced today, Equinix has signed a definitive agreement to merge the businesses of i-STT, a leading provider of managed IT infrastructure services in Asia-Pacific, and Pihana Pacific, the first company to operate neutral Internet exchange data centers in Asia/Pacific — all merging into Equinix. The combined company will continue to operate under the Equinix brand in the US and Asia-Pacific and will be managed by Equinix’s current leadership team. The head of Asia-Pacific will be appointed prior to closing.

This merger was attractive to Equinix for several reasons:

—	First, expanded reach into the fastest growing market for IT and infrastructure services, without an additional capital build

—	Second, synergistic network-neutral business models and the ability to leverage the combined product portfolios across Asia-Pacific and the US

—	Third, the ability to grow revenues and service relationships across each company’s respective customer base

In expanding our importance as a critical component in the way the Internet operates, our service will now extend to a total of 14 exchange hubs in six countries, providing access and interconnection to more than 100 different network service providers.

The new company serves a roster of world-class customers, including IBM, ATT, Electronic Arts, Goldman Sachs, Kyocera, MSN, EDS, Royal&SunAlliance, Singapore Technologies, Sony, UUNET, and Yahoo. The new Equinix will have a combined customer base of more than 400 companies.

This merger of leading companies highlights Equinix’s commitment to be the provider of core Internet exchange services. Once the deal is complete, customers will have a single-source — one vendor, one bill and consistent quality — solution for their Internet infrastructure and IT services needs in two major regions.

Moving on to the transaction details — to provide a clear understanding of what is included here, Renee Lanam will detail the specifics of the transaction.

Thank you Peter

Well, this is a complex transaction, therefore on this call I will focus my comments on some of the KEY terms, including some high-level details on the structure as well as some information about what Equinix will look like post-transaction. Additionally, more specific information will be filed with the SEC over the next several weeks.

Let me start with the structure of the transaction:

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First, with respect to the integration of the assets of i-STT. These assets consist primarily of a data center in Singapore and a joint venture in Bangkok, Thailand. There is virtually no debt associated with the i-STT assets and the centers are running at a break-even level. Equinix will be issuing approximately 88 million shares of common stock to STT for these assets.

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At the same time, we are merging Pihana Pacific into Equinix. Pihana Pacific’s assets consist primarily of data centers and cash. Importantly, Pihana’s unrestricted cash is expected to be approximately $25 million at closing. Pihana is essentially debt-free, with less than $1.5 million of debt. Equinix will be issuing approximately 64 million shares of common stock to Pihana’s shareholders.

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With respect to the new $30 million investment from STT, this investment will be in the form of convertible promissory notes. The notes convert into approximately 89 million shares of Equinix preferred and common stock. The notes are convertible at any time at STT’s option at a conversion price of $.34. The conversion price was determined by taking a 10% premium on the last 30 trading day average price of the stock, ending 5 days prior to yesterday. The notes do not require Equinix to pay cash interest, but instead provide for a 14% PIK, or paid-in-kind instrument. In connection with this investment, STT will also be issued penny warrants to purchase approximately 29 million shares of Equinix stock. Although these warrants will be immediately exercisable, they will be subject to a lock-up.

•
As Peter mentioned, as part of this transaction, we intend to substantially de-leverage the company. We currently have formal agreements in place from a large number of our bondholders and expect by closing to retire approximately 80% of our outstanding bonds. We will be using approximately $15 million in cash (or $.13 per $1.00 bond) and approximately 57 million shares of our common stock (or approximately .50 shares per $1.00 bond). Using a stock price of $0.31, this means that we are taking out our bonds for approximately $.28 on the dollar.

•
We have been in discussions with our senior lenders on the principal terms for a further amendment to our Senior Secured Credit Facility and have been informed that they will recommend approval of the amendment to their committees. We expect the amendment to include a pay down of approximately $8.5 million and the elimination of future revenue and EBITDA covenants. We hope to have a formal amendment in place in the next few weeks, which will be contingent on closing.

Next, let me provide you with some details on what Equinix looks like post-closing.

With respect to share ownership, post-closing, which means post integration of i-STT’s assets, post merger with Pihana and post retirement of approximately 80% of our bonds, our capitalization will be as follows:

•	Existing Equinix shareholders will hold approximately 33% of the company;

•	STT will hold approximately 28%;

•	Panther shareholders will hold approximately 21%;

•	And the Senior Noteholders will hold approximately 18%.
Assuming conversion STT’s notes and the exercise of STT’s warrants, our capitalization would be as follows:

•	Existing Equinix shareholders would hold approximately 24% of the company;

•	STT would hold by virtue of its contribution of the i-STT assets, their convertible notes and their warrants approximately 48%;

•	Panther shareholders would hold approximately 15%;

•	And the bondholders would hold approximately 13%.

With respect to STT’s ownership, it has been agreed that for two years from the date of this transaction STT will not acquire more than 40% of the voting stock of Equinix. This means that all stock it acquires through a conversion of its notes, by the exercise of its warrants or by virtue of the PIK interest on the Notes will be in the form of non-voting preferred stock, to the extent such issuance would otherwise cause STT to exceed its 40% threshold.

Now let’s turn to the balance sheet. First, as Peter mentioned we are currently targeting to close this transaction by year-end, subject to closing conditions including the SEC review process. Assuming, that we do close this transaction by 12/31/02, we would expect to have approximately $30 million of unrestricted cash on our balance sheet at close. We will have reduced the amount of our debt that requires cash interest payments from approximately $365 million, which is what it was less than a year ago, to approximately $130 million. The bulk of our remaining debt is for money borrowed under our Senior Secured Credit Facility, which has always been our cheapest debt. The current interest rate on this Facility is 6.8%, as compared to the 13% interest rate on our bonds.

To give you some perspective on how much debt we have taken off the books in the past 12 months, when this transaction closes, we will have permanently repaid or retired more than $230 million, or more than 2/3rds of the debt we had this time last year. Last year our annual interest payments on our debt were nearly $40 million. That is, nearly $40 million in cash went out the door each year to service our debt. As a result of all of our de-leveraging activities over the past 12 months and this transaction, post-closing our annual interest payments will be reduced to less than $12 million, or approximately one quarter what they were a year ago.

In addition to reducing the amount of cash we spend on debt, we have also made great progress reducing some of our other costs. For instance, we have exercised our option to terminate ½ of the ground lease we had in San Jose. This will save us nearly $6 million a year. In addition, as part of this transaction we have received some short-term and, in some cases, long-term relief from a number of our other landlords and capital lessors who support the company and believe there is a solid future for the company. These savings, continued with our continued focus on discretionary expenditures, total more than $20 million that will be recognized in large part over the next 15-24 months.

Lastly, let me touch on what impact this transaction will have on our future operating results and our drive towards making Equinix a profitable company. As this transaction moves towards closing, we will provide more specific guidance consistent with the level of guidance we have given on past calls.

First, on the revenue front, by virtue of comparative size of our footprint and existing operations, we currently expect Equinix’s revenues to account for a very high percentage of the combined entities revenues. The effective impact of the full-year operations of all companies in 2002 would have resulted in incremental revenues of 20-25% above our standalone revenues. Again, we will provide more specific guidance as we move closer to closing.

As to profitability at an operational level, we expect to see a significant amount of savings as a result of combining the i-STT, Pihana and Equinix businesses. We expect these savings to be in the range of $10-15 million annually. While i-STT’s operations are running at a break-even level, Pihana is operating at a loss, which is why the $25 million of cash they bring to the table and the synergistic savings we can achieve by combining the entities are so important. The net result is that we currently believe the combined entities will turn cash-flow positive from operations within 4 quarters of this transaction closing.

Additionally, when do we expect to see Equinix turn free cash-flow positive, meaning when do we turn profitable after taking into account operations, capital expenditures and debt service obligations? Given that we have substantially reduced the interest burden on the company by such a significant amount, we would expect to turn free cash-flow positive within 2 quarters of becoming cash flow profitable from operations.

Lastly, before turning it back to Peter, as we announced in August, the company plans to appeal a noncompliance notice from Nasdaq. Our hearing is scheduled for tomorrow, October 3, and we believe that this transaction will better position us to maintain our listing. As we have previously stated, in order to remain listed, we will consider all options to bring our share price into compliance with Nasdaq rules. At this time, we do plan on affecting a reverse stock split in connection with the transaction we announced today.

Let me now turn the call back to Peter.

Thank you Renee. As Renee noted, this is a complex transaction, but I believe it really highlights what we have accomplished in support of all the stakeholders in Equinix.

As a management team, we are very pleased with the end result this deal provides for each of these parties. First, customers — we have removed the financial question mark and concerns regarding our ability to continue to serve them for the long-run and in the highest quality fashion. Additionally, we are providing customers with expanded services across both the United States and Asia-Pacific.

For our senior banks, we have defined a path to repay our senior credit line with support from a strategic stakeholder in STT which provides further assurance of this.

For our senior note or bondholders, we have provided a solid premium to the market value of our bonds which includes both cash and a stake in the company’s future success and appreciation.

For shareholders — As we have previously outlined, our debt reduction would require significant dilution. However, with this transaction, we are very excited that our current shareholders ownership position going forward will exceed that of any other viable options for a balance sheet restructuring of this magnitude.

I will also add that beyond solving our liquidity issues, current shareholders now have a stake in an international company with greater assets and potential for much stronger revenue and earnings growth.

For our employees — and here I will say how excited I am to be working with a broader team of professionals from both i-STT and Pihana Pacific — all to become owners in this new company, have a solid path for continued contributions to our success.

In closing, I would like to thank all of these stakeholders for their support, flexibility and persistence in creating the next phase of Equinix’s growth.

Lastly, I would personally like to thank the leadership of Singapore Technologies Telemedia for their support and recognition of the opportunity that exists in the new Equinix. They have been tremendous to work with and have always kept the company’s and its stakeholders’ best interests as their priority.

Thank you all for joining us on the call today. We will now take any questions you may have.

Melanie Mock:

This concludes our conference call today. Again, thank you for joining us.

FORWARD LOOKING STATEMENTS

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s shareholders and the solicitation of tenders from holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. This document will be available free of charge at the SEC’s web site at http://www.sec.gov and from Equinix.